

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2019

R. LaDuane Clifton
Chief Financial Officer
KemPharm, Inc.
1180 Celebration Boulevard, Suite 103
Celebration, FL 34747

> **Re: KemPharm, Inc.**
> **Registration Statement on Form S-3**
> **Filed on October 16, 2019**
> **File No. 333-234235**

Dear Mr. Clifton:

We have limited our review of your registration statement to those issues we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-3, filed on October 16, 2019

Choice of Forum, page 15

1.   We note that your forum selection provision in the Certificate of Incorporation filed as Exhibit 3.1 identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provision does not apply to actions arising under the Securities Act or

Exchange Act, please also tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or Mary Beth Breslin, Legal Branch Chief, at 202-551-3625, with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Matthew Dubofsky, Esquire